UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                        Odyssey Marine Exploration, Inc.
                                (Name of Issuer)

                         Common Stock, $0.0001 par value
                         (Title of Class of Securities)

                                    676118102
                                 (CUSIP Number)

                                December 31, 2009
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)





----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 7 Pages

CUSIP No. 676118102                   13G/A                  Page 2 of 7 Pages

-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            GLG North American Opportunity Fund
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         -------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    2,382,514 Shares

                    174,000 Preferred Shares, convertible into 174,000 Shares

OWNED BY       -------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    2,382,514 Shares

                    174,000 Preferred Shares, convertible into 174,000 Shares
-----------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             2,382,514 Shares

             174,000 Preferred Shares, convertible into 174,000 Shares
-----------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                    [ ]
-----------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             4.30%
-----------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON
             OO

CUSIP No. 676118102                   13G/A                  Page 3 of 7 Pages

---------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            GLG Partners LP
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
            United Kingdom
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         -------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    3,251,838 Shares

                    206,400 Preferred Shares, convertible into 206,400 Shares

OWNED BY       -------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -------------------------------------------------------------

PERSON WITH:  (8)   SHARED DISPOSITIVE POWER
                    3,251,838 Shares

                    206,400 Preferred Shares, convertible into 206,400 Shares
-----------------------------------------------------------------------
     (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,251,838 Shares

             206,400 Preferred Shares, convertible into 206,400 Shares
-----------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                   [ ]
-----------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             5.81%
-----------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
             PN
-----------------------------------------------------------------------

CUSIP No. 676118102                   13G/A                  Page 4 of 7 Pages

-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            GLG Partners Limited
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United Kingdom
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         -------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    3,251,838 Shares

                    206,400 Preferred Shares, convertible into 206,400 Shares
OWNED BY       -------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -------------------------------------------------------------

PERSON WITH:   (8)  SHARED DISPOSITIVE POWER
                    3,251,838 Shares

                    206,400 Preferred Shares, convertible into 206,400 Shares
-----------------------------------------------------------------------
     (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,251,838 Shares

             206,400 Preferred Shares, convertible into 206,400 Shares
-----------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                    [ ]
-----------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             5.81%
-----------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
             IA, HC
-----------------------------------------------------------------------

CUSIP No. 676118102                   13G/A                  Page 5 of 7 Pages

-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            GLG Partners, Inc.
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         -------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    3,251,838 Shares

                    206,400 Preferred Shares, convertible into 206,400 Shares
OWNED BY       -------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -------------------------------------------------------------

PERSON WITH:   (8)  SHARED DISPOSITIVE POWER
                    3,251,838 Shares

                    206,400 Preferred Shares, convertible into 206,400 Shares
 -----------------------------------------------------------------------
     (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,251,838 Shares

             206,400 Preferred Shares, convertible into 206,400 Shares
-----------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                  [ ]
-----------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             5.81%
-----------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
             CO
-----------------------------------------------------------------------

CUSIP No. 676118102                   13G/A                  Page 6 of 7 Pages

This Amendment No. 4 (this "Amendment") amends the statement on Schedule 13G filed on March 21, 2005 (the "Original Schedule 13G"), as amended by Amendment No.1 filed on February 14, 2007, as further amended by Amendment No. 2 filed on February 14, 2008, and Amendment No. 3 filed on February 6, 2009(the "Original
Schedule 13G" as amended, the "Schedule 13G") with respect to shares of Common Stock, par value $0.0001 per share (the "Shares") of Odyssey Marine Exploration, Inc., a Nevada corporation (the "Company"). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the
Schedule 13G. This Amendment amends and restates Items 4 and 5 in their entirety as set forth below.

Item 4.   Ownership

            Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. Based upon the Company's Quarterly Report filed on Form 10-Q on November 9, 2009, for the quarterly period ended September 30, 2009, the Company had 59,326,194 Shares outstanding as of October 27, 2009. In calculating the percentage of Shares held by the Reporting Persons, we assumed the conversion of the reported convertible preferred stock.

         The Investment Manager, which serves as the investment manager to each of the GLG Funds, may be deemed to be the beneficial owner of all Shares owned by the GLG Funds. The Investment Manager exercises its investment authority directly or indirectly through various entities, including, without limitation, GLG Inc. The General Partner, as general partner to the Investment Manager, may be deemed to be the beneficial owner of all Shares owned by the GLG Funds. Each of Emmanuel Roman, Pierre Lagrange and Noam Gottesman are Managing Directors of the General Partner. The Parent Company, which indirectly wholly owns the General Partner, may be deemed to be the beneficial owner of all Shares owned by the GLG Funds. Each of the Investment Manager, the General Partner, the Parent Company, GLG Inc., Emmanuel Roman, Pierre Lagrange and Noam Gottesman hereby disclaims any beneficial ownership of any such Shares, except for their pecuniary interest therein.

Item 5.  Ownership of Five Percent or Less of a Class

            As of December 31, 2009, GLG North American Opportunity Fund had ceased to be a Reporting Person with respect to the Shares.

CUSIP No. 676118102                   13G/A                  Page 7 of 7 Pages

                                   SIGNATURES

            After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: February 11, 2010

GLG NORTH AMERICAN OPPORTUNITY FUND
    By: GLG Partners LP, its Investment Manager

GLG PARTNERS LP
      Individually and in its capacity as Investment Manager of North American Opportunity Fund

     By: /s/ Victoria Parry
         --------------------------------
         Name:  Victoria Parry
         Title: Senior Legal Counsel of GLG Partners LP

GLG PARTNERS LIMITED
      Individually and in its capacity as General Partner of GLG Partners LP

     By: /s/ Emmanuel Roman
         --------------------------------
         Name:  Emmanuel Roman
         Title: Managing Director



GLG PARTNERS, INC.

     By: /s/ Alejandro R. San Miguel
         --------------------------------
         Name:  Alejandro R. San Miguel
         Title: General Counsel and Corporate Secretary